

SECU[illegible]

16012997

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67837 |

Washington DC
416

## FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J. Streicher Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway
(No. and Street)

| New York | NY | 10006 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tanner Wickham (212) 257-5591
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, PC
(Name -- *if individual, state last, first, middle name* )

| 369 Lexington Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

## OATH OR AFFIRMATION

I Patrick Power, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. Streicher Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Executive Officer

Title



LARA MCENTEE
MY COMMISSION EXPIRES
FEB 27 2018
FULTON CO., GEORGIA
NOTARY PUBLIC


Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
J. Streicher Capital, LLC

We have audited the accompanying statement of financial Condition of J. Streicher Capital, LLC (the "Company"), as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 26, 2016

# J. Streicher Capital LLC
## Table of Contents
## December 31, 2015

**Page(s)**

Report of Independent Auditors

# J. Streicher Capital LLC
## Statement of Financial Condition
## As of December 31, 2015

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 23,109 |
| Due from employees | | 7,767 |
| Due from member | | 8,998 |
| Due from related party | | 3,700 |
| Prepaid expenses | | 7,153 |
| Fixed assets, net | | 4,911 |
| Total assets | $ | 55,638 |
| | | |
| **Liabilities and Members' Equity** | | |
| Liabilities | | |
| Accrued expenses | $ | 5,285 |
| Total liabilities | | 5,285 |
| | | |
| Members' equity | | 50,353 |
| Total liabilities and members' equity | $ | 55,638 |

The accompanying notes are an integral part of this Statement of Financial Condition

## 1. Organization and Business

J. Streicher Capital LLC (the "Company"), is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is authorized to engage in the distribution of debt and equity securities of corporations and other entities, through the private placement of such securities to accredited investors and institutions. It is also authorized to provide merger and acquisition services.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation and Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

### Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company provides for depreciation over and estimated useful life of three years using the straight line method.

### Revenue Recognition

Consulting fees include fees earned as a marketing and solicitation agent for private placements. These fees are recognized when earned in accordance with the terms of their respective agreements.

Private placement retainer fees are recognized when earned in accordance with the terms of their respective agreements.

Private placement success fees derived from the placement of securities are earned when the placement is completed and the income is reasonable determinable.

### Income Taxes

The Company is a limited liability corporation that has elected to be taxed as a partnership. As such, the Company is not liable for federal or state income taxes. The taxable income or loss is allocated to the members. However, the Company is subject to a 4% New York City Unincorporated Business Tax ("UBT").

The Company accounts for income taxes in accordance with accounting guidance now codifies as FASB ASC 740, "Income Taxes," which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

## 2. Summary of Significant Accounting Policies (continued)

### Income Taxes (continued)

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Company's federal, state and New York City income tax returns are generally open for examination for years subsequent to 2012.

### Subsequent Events

The Company has evaluated subsequent events through February 26, 2016, the date the financial statements were available to be issued.

## 3. Concentration of Credit Risks

### Cash

The Company maintains its cash in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company is therefore subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

### Consulting Fees

One customer accounted for approximately 28% of consulting fees for the year ended December 31, 2015.

## 4. Due from Employees

Due from employees represent expenses incurred which need to be reimbursed by the employee.

## 5. Fixed Assets, net

Fixed assets, net at December 31, 2015 consists of:

| | | |
|---|---|---|
| Computer equipment | $ | 11,787 |
| Less: Accumulated depreciation | | (6,876) |
| | $ | 4,911 |

Depreciation expense for the year ended December 31, 2015 amounted to $3,929.

## 6. Transactions with Related Parties

The Company maintains a license agreement with one of its affiliates for the use of office space, office furniture and internet services at 55 Broadway, New York, NY. For the year ended December 31, 2015, expenses related to this agreement amounted to $12,000.

The Company paid expenses on behalf of one of their employees. As of December 31, 2015, $7,767 was still outstanding and included in due from employee in the statement of financial condition.

During 2015, the Company provided a loan in the amount of $6,500 to one of its members, Prive Markets, LLC. As of December 31, 2015 this amount was still outstanding an included in due from member total of $8,998 in the statement of financial condition.

At December 31, 2015, J. Streicher Asset Management, LLC, a related party, owed the Company $3,700 for expenses the Company paid on their behalf.

**6. Transactions with Related Parties (continued)**

The members of the Company have committed to fully fund the Company, now and in the future, and to deposit additional funds should it become necessary for the Company to remain in net capital compliance.

**7. Income taxes**

No provision has been provided for UBT for the year ended December 31, 2015 as the Company incurred a taxable loss.

At December 31, 2015, the Company had available approximately $477,000 of net operating loss carry forwards which expire in the years 2033 through 2035.

The significant components of the Company's deferred tax assets are as follows at December 31, 2015:

| | |
|---|---|
| Net operating loss carryforward | $ 19,000 |
| Accrued expenses | 200 |
| | 19,200 |
| Valuation allowance | (19,200) |
| Net deferred tax assets | $ - |

Due to the uncertainty of its realization, a full valuation allowance has been established for the deferred tax assets. The valuation increased by $12,800 from the December 31, 2014 amount primarily as a result of the increase in the net operating loss of the Company.

**8. Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2015, the Company had net capital of $17,824 which exceeded the required net capital of $5,000 by $12,824. The Company's ration of aggregate indebtedness to net capital was .3 :1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934 as the Company does not hold customers' cash or securities.

# J. Streicher Capital LLC

**Statement of Financial Condition**
**Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934**
**December 31, 2015**